Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-166890 on Form F-3 of our reports dated April 11, 2012, relating to (1) the consolidated financial statements of Aegean Marine Petroleum Network, Inc. and subsidiaries (the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the consolidated statements of income and related disclosures for the years ended December 31, 2010 and 2009, which have been reclassified to conform to the current year presentation), and (2) the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 20-F of the Company for the year ended December 31, 2011.

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece
April 12, 2012